Aluminum Corporation of China Limited

January 23, 2024

Via EDGAR

Mr. Christopher Dunham and Mr. Andrew Mew
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Comment Letter dated December 26, 2023
File No. 001-15264

Dear Mr. Dunham and Mr. Mew:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated December 26, 2023, relating to our response dated November 17, 2023 to the comment letter from the Staff of the Commission dated October 19, 2023, in each case with respect to the Annual Report of Aluminum Corporation of China Limited (“the Company”) on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), which was filed with the Commission on April 25, 2023. The Company expresses its appreciation to the Staff for taking the time to review the 2022 Form 20-F and our prior response, and for providing the helpful comments.

The Company has filed today, via EDGAR, this letter and the Amendment No. 1 to the 2022 Form 20-F (the “Amendment No. 1”) with the Commission. The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No.1 in light of the comment or providing supplemental information in this letter.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the 2022 Form 20-F. The page numbers in the responses shall refer to the page numbers appearing on the bottom of the 2022 Form 20-F.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1.	We note your response to comment 1 indicates that a “Chinese governmental entity has a controlling financial interest in the Company and each such wholly-owned subsidiary,” as well as in all 14 of your partially-owned subsidiaries, either through you or other entities controlled by Chinese government entities. Please revise your annual report consistent with your response, quantifying the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

Response:

In response to the Staff’s comments, the Company has amended the disclosure under “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in Amendment No.1.

2.	We note that you do not believe that any members of your board of directors or your supervisors, including those who are members or officials of the Communist Party Committees of Aluminum Corporation of China or Chinalco, are Chinese Communist Party officials. Please clarify the basis for this statement given that Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations.

In your response, please address the following:

•	Please explain to us in reasonable detail the roles and responsibilities of the Communist Party Committees of Aluminum Corporation of China and Chinalco, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs the major decisions and activities of their enterprise.

Response:

The Company respectfully advises the Staff that, pursuant to Article 30 of the Charter of the Chinese Communist Party (the “CCP Charter”), any enterprise in the PRC (including private companies) that has no less than three CCP members is required to establish a primary-level party organization (the “Primary-level Party Organization,” also commonly referred to as the committee of CCP), which is the elementary operating unit of the CCP. The Company and Chinalco, having more than three CCP members each, have accordingly set up such organizations in compliance with the CCP Charter.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

With respect to the roles and responsibilities of Primary-level Party Organizations, as outlined in Article 33 of the CCP Charter, they carry leadership responsibilities in state-owned enterprises. These include overseeing the implementation of CCP and PRC policies and guidelines, supporting the shareholders’ meeting, board of directors, board of supervisors, and management in their duties, and deliberating on major enterprise issues. However, the Company clarifies that these organizations in both the Company and Chinalco, while obligated to fulfill their leadership roles, do not supersede or replace the functions of the shareholders’ meeting, board of directors, or board of supervisors. They provide high-level guidance on significant matters, complementing the corporate governance bodies without conflict.

Furthermore, the Company has a statutory corporate governance structure in accordance with the Company Law of the PRC (the “Company Law”). This structure, including the board of directors (the “Board of Directors”), supervisory committee (the “Supervisory Committee”), and senior management (collectively, the “Corporate Governance Bodies”), operates independently of the Company’s Primary-level Party Organization. As detailed in Article 104 of the Company’s Articles of Association (revised in Item 16I of Amendment No. 1 and as addressed in our response dated September 11, 2023, to Question 6 of the Commission’s previous comment letter), the role of the Company’s Primary-level Party Organization is assessing, discussing, and advising on major issues before their submission to the appropriate Corporate Governance Bodies for decision-making or implementation. These issues predominantly include overseeing CCP policy implementation, discussing significant operational and management matters, and advising on the management candidates nominated by the nomination committee established under the Company’s Board of Directors. Accordingly, the Company respectfully advises the Staff that, the Company’s Primary-level Party Organization is not the ultimate decision-making body of the Company, and the decision-making authority rests with the Company’s Board of Directors, which is subject to the supervision of the Supervisory Committee and all the Company’s shareholders according to Chapter 11 of its Articles of Association.

Additionally, the Company advises that, according to the Company’s Articles of Association, Chinalco, as the Company’s controlling shareholder, is entitled to nominate the candidates for the Company’s directors and shareholder representative supervisors based on the recommendation of Chinalco’s Primary-level Party Organization, whereas the Company’s Primary-level Party Organization has the right to recommend candidates for management nominated by the Company’s nomination committee. It is important to note, however, that all the Company’s directors and supervisors have been lawfully elected and approved by shareholder polls at the Company’s general meetings, and are obliged to fulfill their respective responsibilities in compliance with the Company Law, the Hong Kong Listing Rules, the Company’s Articles of Association, and other applicable rules and regulations. Furthermore, since the Company and Chinalco are legally distinct entities with independent corporate governance structures, Chinalco’s Primary-level Party Organization cannot directly influence the Company’s major decisions or activities.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

•	Please provide us with a detailed explanation of the roles and responsibilities of each of your directors or supervisors who is also an official or member of the Communist Party Committees of Aluminum Corporation of China or Chinalco on Chalco’s operations and major decisions.

Response:

The Company respectfully advises the Staff that it has established and effectively operates Corporate Governance Bodies in accordance with the Company Law, the Hong Kong Listing Rules, as well as other applicable rules and regulations. The following is a table detailing the primary roles and responsibilities of the Company’s directors and supervisors who are members of the CCP, including their respective positions in the Primary-level Party Organizations of either the Company, Chinalco, or both, where applicable. Unless otherwise specified, the following information is as of the date of the 2022 Form 20-F.

No.	Name	Positions with the Company	Responsibilities as a director or supervisor	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
Directors
1.	Liu Jianping(1)	o Former executive director o Former chairman of the Board o Former chairman of nomination committee o Former chairman of development and planning committee

o Lead and supervise the overall operation and performance of duties of the Board of Directors;

o Lead the discussions and studies concerning the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Lead the review and assessment of the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

Yes; secretary

o Lead the overall supervision on the implementation of the CCP policies;

o Organize discussions and research on the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

Yes; deputy secretary
2.	Dong Jianxiong(2)	o Executive director o Chairman of the Board of Directors o Chairman of development and planning committee o Member of nomination committee

o Lead and supervise the overall operation and performance of duties of the Board of Directors;

o Lead the review and assessment of the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns; and

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors

				No	Not applicable	Yes; member

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

No.	Name	Positions with the Company	Responsibilities as a director or supervisor	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
3.	Zhu Runzhou	o Executive director o President o Chairman of occupational health and safety and environment committee o Member of nomination committee o Member of development and planning committee

o Lead the Company’s operation and management during the ordinary course of business;

o Lead the annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors;

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

Yes; deputy secretary

o Assist the secretary of the Company’s Primary-level Party Organization in the management of CCP members and foreign affairs

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No
4.	Ou Xiaowu	o Executive director o Member of occupational health and safety and environment committee

o Lead the management of the news and publicity work, public relations, corporate culture construction, and other issues concerning social responsibilities; and

o Discuss annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors

Yes; deputy secretary and secretary of the Discipline Inspection Committee

o Lead the discipline inspection works and supervise the adherence to CCP policies and guidance

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

No.	Name	Positions with the Company	Responsibilities as a director or supervisor	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
5.	Jiang Tao	o Executive director o Vice president o Member of occupational health and safety and environment committee

o Lead the operation and management of the sales, marketing and safety production; and

o Discuss annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors

Yes; member

o Assist the secretary and deputy secretaries of the Company’s Primary-level Party Organization in the implementation of CCP policies and guidance

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No
6.	Zhang Jilong(3)	o Non-executive director o Member of remuneration committee o Member of development and planning committee

o Discuss the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

				No	Not applicable	No

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

No.	Name	Positions with the Company	Responsibilities as a director or supervisor	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
7.	Chen Pengjun(3)	o Non-executive director o Member of development and planning committee	o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns	No	Not applicable	No
8.	Qiu Guanzhou (3)	o Independent non-executive director o Chairman of remuneration committee o Member of audit committee o Member of nomination committee o Member of development and planning committee

o Lead the discussion on the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors;

o Supervise the Company’s internal audit system, financial and internal control, risk and compliance management;

o Discuss and make suggestions on the engagement or replacement of external auditors;

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

				No	Not applicable	No
9.	Yu Jinsong (3)	o Independent non-executive director o Chairman of nomination committee o Member of audit committee o Member of remuneration committee

o Lead the discussions and studies concerning the structure and composition of the Board of Directors, and make suggestions to the Board of Directors;

o Supervise the Company’s internal audit system, financial and internal control, risk and compliance management;

o Make suggestions on the engagement or replacement of external auditors; and

o Discuss the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors

				No	Not applicable	No

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

No.	Name	Positions with the Company	Responsibilities as a director or supervisor	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
Supervisors(4)
1.	Ye Guohua	o Chairman of Supervisory Committee

o Supervise the implementation of resolutions of the general meetings;

o Supervise legal compliance of the Company’s operations;

o Supervise the Company’s financial activities, such as the utilization of proceeds, the acquisitions and disposals of assets; and

o Review the self-assessment report on internal control

				No	Not applicable	Yes; member
2.	Shan Shulan	o Supervisor		No	Not applicable	No
3.	Lin Ni	o Supervisor		No	Not applicable	No
4.	Yue Xuguang(5)	o Former Supervisor		No	Not applicable	No
5.	Wang Jinlin(5)	o Supervisor		No	Not applicable	No
6.	Xu Shuxiang	o Supervisor		No	Not applicable	No

Notes:

(1) As submitted in our response dated September 11, 2023 to Question 4 of the Commission’s prior comment letter, Mr. Liu Jianping resigned from all positions in the Company on July 19, 2023 due to work arrangement, as disclosed in the Form 6-K furnished to the Commission by the Company on July 19, 2023. Additionally, Mr. Liu Jianping resigned from the secretary position in the Company’s Primary-level Party Organization in June 2023. The new secretary of the Company’s Primary-level Party Organization does not hold director, supervisor or any other position with the Company.

(2) Mr. Dong Jianxiong was elected as the Company’s executive director and the chairman of the Board of Directors at the Company’s extraordinary general meeting on September 19, 2023, as disclosed in the Form 6-K furnished to the Commission by the Company on the same day.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

(3) Each of Mr. Zhang Jilong, Mr. Chen Pengjun, Mr. Qiu Guanzhou and Mr. Yu Jinsong, being a non-executive director, is a member of Primary-level Party Organization established within other enterprises or organizations that are not affiliated with the Company or Chinalco, and their roles and responsibilities as members of CCP are not relevant to the Company.

(4) The Company’s Supervisory Committee is comprised of both shareholder representative supervisors (including Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni), and employee representative supervisors (including Ms. Wang Jinlin and Ms. Xu Shuxiang).

(5) Mr. Yue Xuguang resigned as an employee representative supervisor of the Company on August 10, 2023 because he had reached the national statutory retirement age, subsequent to which Ms. Wang Jinlin was elected as an employee representative supervisor of the Company at the Company’s employees’ representative meeting, as disclosed in the Form 6-K furnished to the Commission by the Company on the same day.

As stated in the Company’s response above to the first bullet point of the Commission’s question, Chinalco, being the Company’s controlling shareholder, is entitled to nominate candidates for the Company’s directors and shareholder representative supervisors based on the recommendation of Chinalco’s Primary-level Party Organization, whereas the Company’s Primary-level Party Organization has the right to recommend candidates for the management nominated by the Company’s nomination committee. Nevertheless, all such candidates are required to go through the statutory election procedures at the Company’s general meetings in compliance with the Company Law, the Hong Kong Listing Rules, the Company’s Articles of Association, and other applicable rules and regulations in order to be lawfully elected and approved. The Company further advises that, once the above-mentioned candidates have been formally elected as directors or supervisors by the shareholder polls at the Company’s general meetings, they are obliged to perform their respective responsibilities as directors or supervisors in accordance with the corresponding requirements set out in the Company Law, the Hong Kong Listing Rules, the Company’s Articles of Association, and other applicable rules and regulations.

•	Please explain to us in more detail how you considered whether the Communist Party Committees of Aluminum Corporation of China or Chinalco has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Response:

The Company respectfully advises the Staff that, as disclosed in its response to the first bullet point under Question 1 above, the role of the Company’s Primary-level Party Organization is primarily leadership and support in deliberating, discussing, and advising on certain major issues, particularly regarding adherence to CCP policies and guidance. However, the Company acknowledges the lack of a clear, specific definition of a CCP “official” in both the HFCA Act and the CCP Charter. As stated in the Company’s responses dated September 11, 2023, and November 17, 2023, to the Commission’s prior comment letters, the directors and supervisors of the Company who are CCP members, especially those in Primary-level Party Organizations of the Company and/or Chinalco, should not be considered as CCP “officials” solely due to their CCP membership and internal roles. This stance is based on several factors: (i) they serve only internal leadership or managerial roles within the Company, without any public extension of these roles; (ii) they are not engaged in public duties akin to civil servants in the PRC nor hold positions in any governmental authority or public institution; (iii) their compensation does not come from the PRC national or local treasury as they are not part of the government administrative staffing system; and (iv) they do not receive any form of compensation from government authorities or public institutions.

Nevertheless, the Company acknowledges the Commission’s authority to interpret the term “CCP official” and will respect any such interpretation by the Commission, even though it may differ from the Company’s own understanding, as outlined in this response and in our previous response letters.

* * *

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Mr. Andrew Mew

If you have any questions or wish to discuss the foregoing, please contact us or the Company’s U.S. counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com. Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)